

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
4080 McGinnis Ferry Road, Suite 1306
Alpharetta, GA 30005

> **Re: AMERI Holdings, Inc.**
> **Pre-effective Amendment 4 to Registration Statement on Form S-4**
> **Filed November 9, 2020**
> **File No. 333-238742**

Dear Mr. Kelton:

  We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 4 to Registration Statement on Form S-4 filed November 9, 2020

Material U.S. Federal Income Tax Cconsequences Of The Offer, page 227

1. Please remove the disclosure on page 232 that "This discussion is for general information only," "This summary is of a general nature only," and "This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder." See Staff Legal Bulletin No. 19 (CF).

Certain Material Canadian Federal Income Tax Consequences Of The Offer, page 233

2. Please remove "Certain" from the title and the term "principal" from the introductory language of this section. You also disclose that "This summary is of a general nature only" and "This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder." Investors are entitled to rely on the opinions as

expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

Exhibit 8.1, page 1

3.   Please have counsel remove the language "This opinion is intended for the benefit of Ameri and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person without our prior written consent." Your legality opinion may not limit who can rely on the opinion.

Exhibit 8.2, page 2

4.   The revised short form opinion states that the discussion in the proxy statement/prospectus is accurate. Since the short form opinion must state clearly that the discussion in the proxy statement/prospectus is or constitutes the opinion of the named counsel, please have counsel revise the opinion to state that the discussion in the proxy statement/prospectus is or constitutes the opinion of the named counsel. Please also have counsel remove the language in the opinion that "These opinions are being delivered to you solely for the purpose of being included as an exhibit to the Registration Statement and they are not to be relied upon for any other purpose without our written consent." Your legality opinion may not limit who can rely on the opinion.

      You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Richard A. Friedman, Esq.